UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2013

Commission File Number: 333-06208

BLUEPHOENIX SOLUTIONS LTD.

(Translation of Registrant's Name into English)

601 Union Street, Suite 4616, Seattle, Washington 98101

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On November 20, 2013, the Registrant issued a Notice of Annual General Meeting of the Shareholders to take place on December 26, 2013.  Attached to this Form 6-K and incorporated by reference herein is the Registrant’s Proxy Statement in connection with the Annual General Meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant)

Dated: November 22, 2013	By:	/s/ Rick Rinaldo
Rick Rinaldo
CFO

BLUEPHOENIX SOLUTIONS LTD.
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Annual General Meeting of Shareholders (the “Annual General Meeting” or the “Meeting”) of BluePhoenix Solutions Ltd. (the “Company”) will be held on December 26, 2013  at 10:00 A.M PST, at the offices of the Company, 601 Union Street, Suite 4616, Seattle, Washington. The Annual General Meeting is for the following purposes:

(1)	To elect Messrs. Melvin L. Keating, Thomas J. Jurewicz and Harel Kodesh as directors of the Company (in addition to the two outside directors currently serving on the Board);

(2)
To reappoint the Company’s auditor, Ziv Haft, as the Company’s independent auditor for the period beginning on the date of the Annual General Meeting and ending on the date of the next annual general meeting of shareholders; and

(3)	To receive and consider the Consolidated Financial Statements of the Company for the year ended December 31, 2012.

Shareholders of record at the close of business on November 26, 2013, (the “Record Date”) are entitled to notice of and to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person. Shareholders who are unable to attend the Meeting in person are requested to complete, date, and sign the enclosed form of proxy and to return it promptly in the preaddressed envelope provided. No postage is required if mailed in the United States.

Joint holders of shares should take note that, pursuant to Article 18.4 of the Articles of Association of the Company, the vote of the Principal joint holders of any shares who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of the shares, and for this purpose seniority will be determined by the order in which the names appear in the Company’s Register of Members.

By Order of the Board of Directors,

November 20, 2013	Melvin L. Keating
Chairman of the Board of Directors

BLUEPHOENIX SOLUTIONS LTD.
8 Maskit St.
Herzlia, Israel

PROXY STATEMENT

This Proxy Statement is furnished to the holders of Ordinary Shares, NIS 0.04 nominal value (the “Ordinary Shares”), of BluePhoenix Solutions Ltd. (“BluePhoenix” or the “Company”) in connection with the solicitation by the Board of Directors of proxies for use at the Annual General Meeting of Shareholders (the “Annual General Meeting” or the “Meeting”), or at any postponement or adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Annual General Meeting will be held on December 26, 2013 at 10:00 A.M PST, at the offices of the Company, 601 Union Street, Suite 4616, Seattle, Washington.

It is proposed that at the Annual General Meeting: (i) Melvin L. Keating, Thomas J. Jurewicz and Harel Kodesh be elected as directors of the Company; (ii) Ziv Haft be reappointed as the Company’s independent auditor for the period ending on the date of the next annual general meeting; and (iii) the Consolidated Financial Statements of the Company for the year ended December 31, 2012, be received and considered.

A form of proxy for use at the Meeting and a return envelope for the proxy are also enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by the Company not less than two hours prior to the time fixed for the Meeting, will be voted in favor of all the matters to be presented to the Meeting or adjournment thereof, as described above. On all matters considered at the Meeting, abstentions will be treated as neither a vote “for” nor “against” the matter, although they will be counted in determining if a quorum is present.

Proxies for use at the Meeting or any postponement or adjournment thereof are being solicited by the Board of Directors of the Company. Only shareholders of record at the close of business on November 26, 2013 will be entitled to vote at the Meeting or any postponement or adjournment thereof. Proxies are being mailed to shareholders on or about December 3, 2013 and will be solicited mainly by mail; however, certain officers, directors, employees, and agents of the Company, may solicit proxies by telephone, emails, telegram, or other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

The Company had outstanding on September 30, 2013, 10,766,126 Ordinary Shares, each of which is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more shareholders holding in the aggregate no less than 35% of the outstanding Ordinary Shares present in person or by proxy or by voting instruction card and entitled to vote, will constitute a quorum at the Meeting.

BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of September 30, 2013, the number of shares owned beneficially by (i) all shareholders known to the Company to own beneficially more than 5% of the Company’s shares; and (ii) all directors and officers as a group.

Name and Address	Number of Ordinary Shares Owned	Percent of Total Shares(1)
Prescott Group Capital Management, LLC (2)	2,599,531	23.9%

Columbia Pacific Opportunity Fund, LP(3)	4,267,054	39.6%

Lake Union Capital Management, LLC(4)	1,978,329	18.4%

All directors and officers as a group (7 persons)(5)	325,850	3.0%
____________
(1)
Percentages in the above table are based on 10,766,126 ordinary shares outstanding as of September 30, 2013 and do not include 69,404 ordinary shares held by the Company. Pursuant to Israeli law, these shares do not confer upon the Company any voting rights.

(2)
 The address of Prescott Group Capital Management LLC is 1924 S. Utica Ave., Suite 1120, Tulsa, Oklahoma 74104. Based on Amendment No. 5 to Schedule 13D filed on September 12, 2012, by Prescott Group Capital Management, L.L.C., referred to as Prescott Capital, Prescott Group Aggressive Small Cap, L.P. and Prescott Group Aggressive Small Cap II, L.P., referred to together, as the Small Cap Funds, beneficially own 2,497,188 ordinary shares. The number of ordinary shares beneficially owned by Prescott Capital includes 102,343 ordinary shares underlying warrants exercisable as of September 30, 2013 that are beneficially owned by Prescott Capital. Prescott Capital, as the general partner of the Small Cap Funds, and Mr. Phil Frohlich, as managing member of Prescott Capital, may also be deemed to beneficially own the 2,497,188 ordinary shares held by the Small Cap Funds. Prescott Capital and Mr. Frohlich disclaim beneficial ownership of the ordinary shares held by the Small Cap Funds, except to the extent of their pecuniary interest therein. By virtue of his position with Prescott Capital and the Small Cap Funds, Mr. Frohlich has the sole power to vote and dispose of the 2,497,188 ordinary shares owned by the Small Cap Funds.

(3)
 The address of Columbia Pacific Opportunity Fund, LP is c/o Columbia Pacific Advisors, LLC, 1910 Fairview Avenue East, Suite 500, Seattle, Washington 98102. Based on Amendment No. 8 to Schedule 13D filed on June 24, 2013, by Columbia Pacific Advisors, LLC, Columbia Pacific Advisors, LLC has the sole power to vote or to direct the vote of, and to dispose of or to direct the disposition of the 4,304,994 ordinary shares, of which 4,267,054 shares are held in the portfolio of Columbia Pacific Opportunity Fund, LP and 37,940 shares are held in the portfolio of Columbia Pacific Partners Fund, Ltd., established by Columbia Pacific Advisors LLC on April 1, 2013. Messrs. Alexander B. Washburn, Daniel R. Baty and Stanley L. Baty serve as the managing members of Columbia Pacific Advisors, LLC, which is primarily responsible for all investment decisions regarding the investment portfolios of Columbia Pacific Opportunity Fund, L.P. and Columbia Pacific Partners Fund, Ltd. Each of Columbia Pacific Opportunity Fund, L.P., Columbia Pacific Partners Fund, Ltd., Alexander B. Washburn, Daniel R. Baty and Stanley L. Baty disclaims beneficial ownership over the shares, except to the extent of their pecuniary interest therein. Mr. Brandon D. Baty is a member of Columbia Pacific Advisors, LLC. The reporting persons identified in Amendment No. 7 to Schedule 13D filed on April 15, 2013, by Columbia Pacific Advisors, LLC, determined that they may seek to influence material business decisions relating to the future of our company. The reporting persons indicated that they will monitor developments at our company on a continuing basis and may communicate with members of management and the board of directors, potential members of management or potential board members, other shareholders or others on matters related to us.

(4)
The address of Lake Union Capital Management LLC is 601 Union Street, Suite 4616, Seattle, WA, 98101. Based on Amendment No. 3 to Schedule 13D filed on September 21, 2012, by Michael Self, Lake Union Capital Fund LP, Lake Union Capital TE Fund, LP and Lake Union Capital Management, LLC, Lake Union Capital Fund LP, referred to as the Partnership, may be deemed to be the beneficial owner of and has shared voting and dispositive power with respect to 1,561,512 ordinary shares. Lake Union Capital TE Fund, LP, referred to as the TE Partnership, has shared voting and dispositive power with respect to 416,817 ordinary shares, Lake Union Capital Management, LLC, referred to as the Investment Manager, has shared voting and dispositive power with respect to the 1,978,329 ordinary shares owned beneficially by private investment vehicles, including the Partnership and the TE Partnership (collectively, the Funds), for which the Investment Manager serves as investment manager, referred to as the Funds. Michael Self, in his capacity as a managing member of the Investment Manager, has shared voting and dispositive power with respect to the 1,978,329 ordinary shares owned beneficially by the Funds.

(5)	Includes options to purchase ordinary shares exercisable within 60 days of September 30, 2013 and restricted share units vested within 60 days of the date hereof.

ITEM 1 – ELECTION OF DIRECTORS

Under the Company’s Articles of Association, the number of members of the Board of Directors shall be not less than three (3) and not more than six (6). The Board has set the current number of directors at five (5), of which two are outside directors.

The following three nominees, who currently serve as directors of the Company, have advised the Company that they will agree to continue to serve as directors if appointed. Relevant information on each of the nominees, including their principal occupation during at least the past five years, is provided below.

Each of the three nominees listed below shall hold office until the next annual general meeting of shareholders and until his successor shall have duly taken office, unless his office is earlier vacated under any relevant provision of the Articles of Association of the Company or the law.

Melvin L. Keating, age 66, has served as a director and Chairman of the Board of Directors of the Company since January 2012. Mr. Keating has served as a consultant to various private equity firms since October 2008, and has served as a director of various corporations as described below. From October 2005 through October 2008, Mr. Keating was President and Chief Executive Officer of Alliance Semiconductor Corp., in Santa Clara, CA, a worldwide manufacturer and seller of semiconductors (NASDAQ). Mr. Keating is currently a director of several other publicly traded companies, including Red Lion Hotels Corp (NYSE), API Technologies Corp (NASDAQ), and Marlborough Software Development Holdings, successor to Bitstream Inc. (NASDAQ). Mr. Keating holds both an MS in accounting and an MBA in finance from the Wharton School at the University of Pennsylvania and holds a BA in art history from Rutgers University.

Harel Kodesh, age 54, was appointed as a director by the Board of Directors in June 2012. Mr. Kodesh has served as an Executive Vice President at VMware since 2011. Prior to that, Mr. Kodesh was the President of EMC's Cloud Infrastructure Business and the Chief Executive Officer of Decho, an EMC subsidiary focused on personal information management in the cloud. Between 2003 and 2008, Mr. Kodesh served as Chief Product Officer at Amdocs, Inc. Prior to that, Mr. Kodesh held a variety of executive positions at Microsoft, including Vice President of the Information Appliance Division. During 2000 until 2003, Mr. Kodesh served as President and Chief Executive Officer of Wingcast, Inc., a company formed by Qualcomm and Ford Motor Company to provide services for sending, receiving, and storing information via telecommunication devices to the automotive industry. Mr. Kodesh has an MA in electrical engineering and BA in computer engineering from the Israel Institute of Technology in Haifa, Israel.

Thomas J. Jurewicz, age 49, was appointed as a director by the Board of Directors on December 6, 2012. Mr. Jurewicz is also a member of  the Company's Audit Committee and Compensation Committee.  Mr. Jurewicz  spent 12 years at VMware, Inc. (NYSE: VMW) where he held various financial positions including Treasurer, interim CFO, Board member of its subsidiaries, and EMEA Controller.  He was integral to the sale of the company to EMC Corp (NYSE: EMC) and its subsequent IPO. Prior to that, Mr. Jurewicz served as Vice President of Finance of CMC Industries, Inc. (NASDAQ: CMCI), and as Financial Planning and Analysis Manager at NETCOM, On-Line Communications (NASDAQ: NETC).  Early in his career, he was an investment banker for Merrill Lynch & Co (NYSE: ML).   Mr. Jurewicz holds an M.B.A from Stanford University, and a B.S. in applied mathematics from Yale University. Mr. Jurewicz also serves as the chairman of the board of directors of Zulu Software Inc., an affiliate of the Company.

The Company has two additional directors, who qualify as “outside directors” as mandated by the Companies Law, 5759-1999 (the “Companies Law”). Following is the biographical information of the Company's two outside directors.

Carla Corkern, age 46, has served as one of the Company's outside directors as well as a member of the Company's Audit Committee and Compensation Committee since April 11, 2013.   Ms. Corkern has served as Chief Executive Officer and Chairman of the Board of Talyst, Inc. since 2008. During 2006 and 2007, she served as President of Extended Care at Talyst, Inc. and thereafter, until 2008, she served as Chief Operating Officer. Between 2004 and 2006, Ms. Corkern served as Vice President of Engineering and Chief Operations Officer at Vykor, Inc.  During 2004, Ms. Corkern acted as principal of Cosmochan Consulting. In 2001 and 2002, she served as Vice President and General Manager of Netegrity, and from 1999 to 2001, she served as Vice President, Professional Services and Training at DataChannel Inc. Ms. Corkern was the President and founder of Isogen International, until its sale to DataChannel Inc. in 1999.  Ms. Corkern holds a BS in Technical Communication from Louisiana Tech University.

Brian Crynes, age 67, has served as an outside director of the Board of Directors of the Company since September 5, 2012 as well as a member of the Company's Audit Committee and Compensation Committee. Mr. Crynes served as Interim Chief Information Officer at Russell Investments, Tacoma, WA, during 2009 and 2010. Prior to that, from 2001 to 2008, Mr. Crynes served as Chief Information Officer at Starbucks Coffee Company, Seattle. Between 1997 and 2001, Mr. Crynes served as Chief Information Officer at Coca-Cola Amatil, Ltd. Prior to that, from 1994 to 1997, Mr. Crynes served as Business Unit Chief Information Officer at Bristol-Myers Squibb, Inc. Between 1989 and 1993, Mr. Crynes served as Senior Director, Cross Functional Systems at Apple, Inc. From 1983 to 1989, he served as Vice President, Information Systems at New York Daily News, Inc. Between 1976 and 1983, Mr. Crynes served as Senior Manager, IT Consulting at Price Waterhouse & Co., New York, NY. Mr. Crynes holds both a B.S. in mathematics and an M.B.A in finance from the University of Scranton.

Remuneration and Other Information

The following table sets forth with respect to all directors and executive officers of the Company, as a group, the remuneration paid to them by the Company, whether in their capacity as directors or otherwise, during the fiscal year ended December 31, 2012:

Cash and cash-equivalent forms of remuneration
	Salaries, fees, directors’ fees, personal benefits, commissions, and bonuses	Securities or property (calculated according to the fair value pursuant to the US Generally Accepted Accounting Principles)
All directors and executive officers, as a group (consisting of 14 persons)	$758,000(1)	387,854 RSUs and options to purchase an aggregate of 300,000 ordinary shares

(1)
This amount does not include amounts expended by for automobiles made available to our officers and expenses reimbursed to officers (including business travel, professional and business association dues and expenses), RSUs and stock option expenses.

The Articles of Association of the Company provide that a director may appoint another person to serve as his alternate with all the rights and obligations of the appointing director, except the right to appoint a further alternate. The alternate director may not act at any meeting at which the director appointing him is present. Unless the time period or scope of any such appointment is limited by the appointing director, such appointment is effective for all purposes and for an indefinite time, but will expire upon the expiration of the appointing director’s term. An alternate director is solely responsible for his own acts and defaults, and is not the agent of the appointing director. To date, no alternate directors serve on behalf of the directors of the Company. Under the Companies Law, the outside directors may not appoint alternates to serve on the Board of Directors.

In addition, the Articles of Association of the Company provide that the Board of Directors may delegate any or all of its powers to one or more committees of the Board, as permitted under the Companies Law, subject to the limitations and restrictions that the Board may from time to time prescribe. The Board has appointed an Audit Committee and a Compensation Committee, both of whose members are Thomas J. Jurewicz and the Company’s outside directors. Under the Companies Law, each committee of the Board must include at least one outside director. The Audit Committee and the Compensation Committee must both include all of the outside directors. All of the Company’s Audit Committee members are independent within the meaning of the applicable NASDAQ requirements. In accordance with NASDAQ rules and SEC regulations, compensation of the Company’s executive officers is approved by independent directors constituting a majority of the Board's independent directors in a vote in which only independent directors participate. In accordance with the Companies law, compensation of the Company's officers who report directly to the Company's Chief Executive Officer, is approved by the Compensation Committee and the Board of Directors (and with respect to compensation of officers who also serve as directors, by the shareholders too).

It is proposed that at the Annual General Meeting, the following resolution be adopted:

“RESOLVED, that Messrs. Melvin L. Keating, Thomas J. Jurewicz and Harel Kodesh, be, and hereby are, elected to serve as members of the Board of Directors of the Company until the next annual general meeting.”

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person, by proxy or by voting instruction card, is necessary for approval of this proposed resolution.

The Board of Directors recommends that the shareholders vote “For” the election of each of Messrs. Melvin L. Keating, Thomas J. Jurewicz and Harel Kodesh as directors of the Company. Each Board’s member refrains from making recommendation with respect to her or his election to the Board. In the absence of instructions to the contrary, the person named in the enclosed proxy will vote the Ordinary Shares represented thereby “For All” with respect to this proposal.

In the event that any one or more of the nominees should be unable or unwilling to serve, the proxies will be voted for the election of such other person or persons as shall be determined by the persons named in the proxy in accordance with their best judgment. The Company is not aware of any reason why any of the nominees, if elected, should be unable to serve as a director. The Company does not have any understanding or agreement with respect to the future election of any nominees named herein.

ITEM 2 – REAPPOINTMENT OF AUDITORS

Based upon the recommendation of the Audit Committee, the Board of Directors recommends that Ziv Haft, independent registered public accounting firm, BDO member firm, be reappointed as the independent auditor of the Company for the period ending on the date of the next annual general meeting. Ziv Haft has no relationship with the Company or with any affiliate of the Company except as an auditor and, to a limited extent, as consultants. The Board of Directors and the Audit Committee believe that such limited non-audit function does not affect the independence of Ziv Haft. Ziv Haft has served as the independent auditor of the Company since 1993.

The compensation paid to Ziv Haft for audit services, audit-related services and tax services for the fiscal year ended December 31, 2012 was $216,000, as approved by the Audit Committee and the Board of Directors.

It is proposed that at the Annual General Meeting, the following resolution be adopted:

“RESOLVED, that the Company’s auditor, Ziv Haft, be, and it hereby is, reappointed as the auditor of the Company for a period ending on the date of the next annual general meeting.”

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person, by proxy or by voting instruction card, is necessary for approval of the resolution reappointing Ziv Haft as auditor of the Company.

The Board of Directors recommends that the shareholders vote “For” approval of this proposed resolution.

ITEM 3 – RECEIPT AND CONSIDERATION OF THE FINANCIAL STATEMENTS

Our audited financial statements for the year ended December 31, 2012 are included in our Annual Report on Form 20-F, which we filed with the SEC on April 30, 2013. You may read and copy these financial statements, our Annual Report and other information at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549 or at the SEC’s other public reference facilities. Please call the SEC at +1-800-SEC-0330 for more information about the operation of the public reference rooms. You can request copies of these documents by writing to the SEC and paying a fee for the copying costs. In addition, the SEC maintains an internet site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. A copy of these financial statements and the Company’s Annual Report on Form 20-F for the year ended December 31, 2012 is available at the Company’s Web site, www.bphx.com.  Information found on, or accessible through, the Company’s website is not a part of, and is not incorporated into, this Proxy Statement, and you should not consider it part of this Proxy Statement.

These financial statements and the Company’s Annual Report are not a part of this Proxy Statement. At the Annual General Meeting, the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2012 and the Auditor’s Report in respect thereto will be presented and considered.

This item does not involve a vote of the shareholders.

By Order of the Board of Directors,
Dated: November 22, 2013	Melvin L. Keating Chairman of the Board of Directors